November 9, 2018

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal

Innovator ETFs Trust

Registration on Form N-1A

Post-Effective Amendment Nos. 60, 67, 70, 77, 79, 83, 89, 93, 97, 101, 108, 117, 121, 125, 129, 133, 137, 140, 146, 152, 158, 167

(Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentleman:

On behalf of Innovator S&P 500 Ultra ETF – (MONTH) (S000059694) (the “Fund”), a series of Innovator ETFs Trust (the “Registrant”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendments to the Registrant’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The table on the following page sets forth the filings related to the Fund, all of which the Fund wishes to withdraw (the “Filings”). The withdrawal of the Filings is requested because the Registrant has determined not to offer the Fund for sale. No securities were sold in connection with the Filings. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Sincerely,

Innovator ETFs Trust

By:         /s/ H. Bruce Bond

Bruce Bond

President

Post-Effective Amendment	Date	Fund Name	Accession No.	Form Type
60	September 8, 2017	Innovator S&P 500 Ultra ETF (Month)	0001437749-17-015771	485APOS
67	November 7, 2017	Innovator S&P 500 Ultra Strategy ETF (Month)	0001437749-17-018562	485BPOS
70	December 5, 2017	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-17-020175	485BXT
77	December 29, 2017	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-17-021312	485BXT
79	January 26, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-001197	485BXT
83	February 23, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-003207	485BXT
89	March 8, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-004140	485BXT
93	March 22, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-005253	485BXT
97	March 28, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-005740	485BXT
101	April 5, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-006389	485BXT
108	April 12, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-006755	485BXT
117	April 19, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-007182	485BXT
121	April 26, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-007821	485BXT
125	May 3, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-008527	485BXT
129	May 10, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-009340	485BXT
133	May 17, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-010234	485BXT
137	May 29, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-010843	485BXT
140	June 8, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-011473	485BXT
146	June 28, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-012603	485BXT
152	July 19, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-013505	485BXT
158	August 17, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-015805	485BXT
167	September 14, 2018	Innovator S&P 500 Ultra ETF – (MONTH)	0001437749-18-017042	485BXT